Shearman & Sterling llp
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TELEPHONE: (416) 360-8484
FACSIMILE: (416) 360-2958

WRITER’S DIRECT NUMBER:

(416) 360-5134

September 21, 2005
ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SãO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Esq.
Re:	Henry Birks & Sons Inc. Amendment No. 1 to Registration Statement on Form F-4 Filed September 8, 2005 File No. 333-126936
Dear Mr. Owings:
          On behalf of our client, Henry Birks & Sons Inc. (“Birks”), we hereby acknowledge receipt of the comment letter dated September 15, 2005 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Amendment No. 1 Registration Statement on Form F-4 (the “F-4”).
          We submit this letter in response to the Comment Letter on behalf of Birks. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Birks’ responses. Unless otherwise noted, page number references herein refer to the joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) contained in Amendment No. 2 to the F-4 (the “Amended F-4”). Terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus.
          The Company is filing today, by way of EDGAR, the Amended F-4, marked to show changes, together with this response letter. Under separate cover, we will send four marked copies of the Amended F-4 by courier to Pradip Bhaumik.

RESPONSES TO STAFF COMMENTS
Cover Page
1.	It is not sufficient to state that “after the merger” Birks Class A voting shares will be listed for trading on the American Stock Exchange. Because you are not filing a Schedule 13E-3, the stock must trade on the exchange at or before the effective time of the merger. In addition, because you cannot be certain that Birks’ listing application will be accepted by the American Stock Exchange, you should state that Birks has applied for listing. Please revise.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see the cover page of the Proxy Statement/Prospectus.
The Merger, page 37
Mayor’s Reasons for the Merger and Negative Factors Considered, page 44
2.	From the materials you have provided us in response to comment 21 in our letter dated August 23, 2005, it appears that you have not stated in the registration statement potential concerns related to the merger to Mayor’s shareholders, such as reduced credit availability at Birks and foreign exchange risks arising from Birks being a Canadian company. On pages 45-46, please revise the discussion on the material negative factors considered to reflect these concerns.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 46 of the Proxy Statement/Prospectus.
Closing
     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
     You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.
     Response: Birks acknowledges the Staff’s response protocol and has filed a pre-effective amendment as well as this response letter by way of EDGAR. Birks acknowledges that the Staff may have additional comments after reviewing the Amended F-4 and this letter.

     Birks has noted this contact information and wishes to thank these contacts for their assistance and prompt review of the F-4.
*****
          We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to me at (416) 360-5134.
Sincerely,

Adam M. Givertz

Enclosures

cc:	Sabine Bruckert, Esq.
Henry Birks & Sons, Inc.
Rodney H. Bell, Esq.
Holland & Knight LLP
C. William Baxley, Esq.
King & Spalding LLP
Brice T. Voran, Esq.
Shearman & Sterling LLP